Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK OF WINCHESTER BANCORP, INC.

General

Winchester Bancorp, Inc. is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of serial preferred stock, par value $0.01 per share. Each share of Winchester Bancorp, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The common stock of Winchester Bancorp, Inc. represents non-withdrawable capital, is not an account of an insurable type, and is not be insured by the Federal Deposit Insurance Corporation, the Depositors Insurance Fund or any other government agency.

Our board of directors can, without stockholder approval, issue additional shares of common stock, although Winchester Bancorp, MHC, so long as it is in existence, must own a majority of Winchester Bancorp, Inc.’s outstanding shares of common stock. Winchester Bancorp, Inc.’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Common Stock

Dividends. Winchester Bancorp, Inc. can generally pay dividends on its common stock if, after giving effect to such distribution, (i) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (ii) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of Winchester Bancorp, Inc. are entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available therefor. If Winchester Bancorp, Inc. issues shares of preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Winchester Bancorp, Inc. have exclusive voting rights in Winchester Bancorp, Inc. They elect its board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person other than Winchester Bancorp, MHC who beneficially owns more than 10% of the then-outstanding shares of Winchester Bancorp, Inc.’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Winchester Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation generally require a two-thirds vote, and certain amendments require an 80% stockholder vote.

Liquidation. In the event of any liquidation, dissolution or winding up of Winchester Savings Bank, Winchester Bancorp, Inc., as the holder of all of Winchester Savings Bank’s capital stock, would be entitled to receive all assets of Winchester Savings Bank available for distribution, after payment or provision for payment of all debts and liabilities of Winchester Savings Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to eligible account holders. In the event of liquidation, dissolution or winding up of Winchester Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Winchester Bancorp, Inc. available for distribution, after distribution of the balance in the liquidation account to eligible account holders. If preferred stock is issued by Winchester Bancorp, Inc., the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of Winchester Bancorp, Inc. are not entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Forum Selection for Certain Stockholder Lawsuits

The articles of incorporation of Winchester Bancorp, Inc. provide that, unless Winchester Bancorp, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Winchester Bancorp, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Winchester Bancorp, Inc. to Winchester Bancorp, Inc. or Winchester Bancorp, Inc.’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Winchester Bancorp, Inc. shall be deemed to have notice of and consented to the exclusive forum provision of the articles of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Winchester Bancorp, Inc. and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.